TRITON PACIFIC INVESTMENT CORPORATION, INC.

10877 Wilshire Boulevard, 12th Floor

Los Angeles, CA 90024

(310) 943-4990

March 16, 2016

VIA EDGAR

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Attn.: James O’Connor

Re:	Triton Pacific Investment Corporation, Inc. Pre-Effective Amendment No.1 to the Registration Statement on Form N-2, File No. 333-206730 (the “Registration Statement”)

Dear Mr. O’Connor:

On behalf of Triton Pacific Investment Corporation, Inc. (the “Registrant”) and pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, the Registrant hereby requests acceleration of the effective date of the Registration Statement to 5:30 p.m. Eastern Time on Wednesday, March 16, 2016, or as soon thereafter as is practicable.

The disclosure in the referenced filing is the responsibility of the Registrant. The Registrant represents to the U.S. Securities and Exchange Commission (the “Commission”) that should the Commission, or the staff acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing, and the Registrant represents that it will not assert staff comments or the action of the staff to declare the filing effective as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Registrant further acknowledges that the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosures in the filing.

We request that we be notified of such effectiveness by a telephone call to Thomas C. Bacon at (310) 880-2698, and that such effectiveness also be confirmed in writing.

Very truly yours,

TRITON PACIFIC INVESTMENT CORPORATION, INC.

By	/s/ Craig J. Faggen
Craig J. Faggen, President